AB
11/4

PW



10032445


SEC MAIL
PROCESSING
RECEIVED
OCT 27 2010
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/09 (MM/DD/YY) AND ENDING 08/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita (City) KS (State) 67226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric S. Namee (316)683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Suite 1700 (Address) Wichita (City) KS (State) 67202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, **Eric S. Namee**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Busada Advisory Services**, as of **August 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/03/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


AGH

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2010 AND 2009

WITH

INDEPENDENT AUDITORS' REPORT

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2010 AND 2009

WITH

INDEPENDENT AUDITORS' REPORT

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended August 31, 2010 and 2009

TABLE OF CONTENTS



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statements of financial condition of Busada Advisory Services, Inc. as of August 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. as of August 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

October 22, 2010

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

August 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash	$ 12,721	$ 18,659
Commissions receivable	1,350	9,505
Prepaid expenses	10,000	--
Total current assets	24,071	28,164
Property and equipment:		
Office equipment and furniture	6,225	4,496
Less accumulated depreciation	(3,518)	(2,651)
	2,707	1,845
	$ 26,778	$ 30,009
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 345	$ 2,108
Income taxes payable	--	574
Payroll taxes payable	27	9,823
Total current liabilities	372	12,505
Deferred income tax	1,970	338
Stockholder's equity:		
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000	6,000
Retained earnings	18,436	11,166
Total stockholder's equity	24,436	17,166
	$ 26,778	$ 30,009

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended August 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	**$ 49,301**	$ 36,929
Interest	**2**	78
	49,303	37,007
Expenses:		
Depreciation	**867**	1,081
Other operating expenses	**39,534**	50,657
	40,401	51,738
Income (loss) before income taxes	**8,902**	(14,731)
Income tax (expense) benefit	**(1,632)**	2,796
Net income (loss)	**$ 7,270**	$ (11,935)

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended August 31, 2010 and 2009

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2008	300	$ 6,000	$ 23,101	$ 29,101
Net income			(11,935)	(11,935)
Balance at August 31, 2009	300	6,000	11,166	17,166
Net income			**7,270**	**7,270**
Balance at August 31, 2010	**300**	**$ 6,000**	**$ 18,436**	**$ 24,436**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended August 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ 7,270	$ (11,935)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Depreciation	867	1,081
Change in prepaid expenses	(10,000)	18,000
Change in commissions receivable	8,155	(7,623)
Change in accrued expenses	(1,763)	(4,617)
Change in deferred income taxes	1,632	(3,370)
Change in payroll taxes payable	(9,796)	9,793
Change in income taxes payable	(574)	298
Gain on disposal of fixed asset	--	24
Net cash from operating activities	(4,209)	1,651
Cash flows from investing activities:		
Purchase of office equipment	(1,729)	(800)
Net cash from investing activities	(1,729)	(800)
Net change in cash	(5,938)	851
Cash, beginning of year	18,659	17,808
Cash, end of year	$ 12,721	$ 18,659

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Commissions Receivable - Commissions revenues are recorded on a trade date basis. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2010 and 2009, the Company believes it does not have any material uncertain tax positions.

Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2007, 2008, 2009, and 2010.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 22, 2010, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the years ended August 31, 2010 and 2009 was $867 and $1,081, respectively.

4. INCOME TAXES

Deferred tax liabilities as of August 31, 2010 and 2009 consist of the following:

	2010	2009
Deferred tax liabilities:		
Property and equipment	$ 180	$ 338
Prepaids and other	1,790	--
Total deferred tax liabilities	$ 1,970	$ 338

Income tax benefit (expense) for the years ended August 31, 2010 and 2009 is as follows:

	2010	2009
Current	$ --	$ (574)
Deferred	(1,632)	3,370
Total	$ (1,632)	$ 2,796

5. OPERATING LEASE

The Company leases office space from a former shareholder under a month-to-month lease. Total rent expense was $18,540 and $18,000 for the years ended August 31, 2010 and 2009, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2010, the Company had net capital and net capital requirements of $11,555 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .203 to 1. At August 31, 2009, the Company had net capital and net capital requirements of $15,147 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .848 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2010 AND 2009

	2010	2009
Aggregate indebtedness:		
Accrued expenses and other	**$ 2,342**	$ 12,843
Total aggregate indebtedness	**$ 2,342**	$ 12,843
Net Capital:		
Credit items:		
Common Stock	**$ 6,000**	$ 6,000
Retained Earnings	**18,436**	11,166
Total credit items	**24,436**	17,166
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation	**2,707**	1,845
Hair cut on securities owned	**174**	174
Prepaid expenses	**10,000**	--
Total deductions and charges	**12,881**	2,019
Net capital	**$ 11,555**	$ 15,147
Capital requirements:		
Net capital	**$ 11,555**	$ 15,147
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)	**5,000**	5,000
Net capital in excess of requirements	**$ 6,555**	$ 10,147
Ratio of aggregate indebtedness to net capital	**.203 to 1**	.848 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2010 and 2009.

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2010 AND 2009

	2010	2009
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in PartIIA of Form X-17A-5 as of August 31, 2010 and 2009	**$ 2,342**	$ 12,843
Adjustments	**--**	--
Aggregate indebtedness as computed on Schedule 1	**$ 2,342**	$ 12,843
Net Capital:		
Net capital as reported by the registrant in PartIIA of Form X-17A-5 as of August 31, 2010 and 2009	**$ 11,555**	$ 15,147
Adjustments	**--**	--
Net capital as computed on Schedule 1	**$ 11,555**	$ 15,147